Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to Section 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), to convene in the Extraordinary General Shareholders’ Meeting to be held on the first call on September 29, 2022, at 11:00 a.m. (“EGSM”), exclusively in digital form, in the terms of Item I of Paragraph 2 of Section 5 and Paragraphs 2 and 3 of Section 28 of CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution No. 81/22”), to resolve on the following agenda:

(1)To approve the Protocol and Justification of the Merger, by the Company, of: (i) Suzano Trading Ltd.; (ii) Rio Verde Participações e Propriedades Rurais S.A.; (iii) Caravelas Florestal S.A.; (iv) Vitex SP Participações S.A.; (v) Parkia SP Participações S.A.; (vi) Sobrasil Comercial S.A.; (vii) Vitex ES Participações S.A.; (viii) Parkia ES Participações S.A.; (ix) Claraíba Comercial S.A.; (x) Vitex BA Participações S.A.; (xi) Parkia BA Participações S.A.; (xii) Garacuí Comercial S.A.; (xiii) Vitex MS Participações S.A.; (xiv) Parkia MS Participações S.A.; and (xv) Duas Marias Comercial S.A. (“Target Companies”, “Mergers” and “Merger Agreement”).

(2)To ratify the appointment and engagement of the specialized companies Apsis Consultoria e Avaliações Ltda. and PricewaterhouseCoopers Auditores Independentes Ltda. (“Appraisers”) for purposes of determining the net equity of the Target Companies, pursuant to applicable law.

(3)To approve the appraisal reports of the net equities of the Target Companies, at book value, prepared by the Appraisers, in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”).

(4)To approve the Mergers.

(5)To authorize the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved by the shareholders, pursuant to applicable law.

The following documents are available to the Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br), (a) the Management Proposal, containing (i) the Merger Agreement and its exhibits, of which the Appraisal Reports; (ii) the main terms of the Mergers, as required by Section 22 of CVM Resolution No. 81/22 and (iii) the information concerning Exhibit L of CVM Resolution No. 81/22; (b) the Shareholder’s Manual, containing attendance instructions for the EGSM and; (c) the template of the Distance Voting Ballot for the EGSM.

General Instructions

Pursuant to CVM Resolution No. 81/22, the participation of the Shareholders in the EGSM can be made through a digital platform to be made available by the Company for access on the day and time of the EGSM or through distance voting. The orientations and procedures applicable to both forms of participation mentioned herein, as well as the other instructions concerning the EGSM are detailed in the Shareholder’s Manual mentioned above, which is available at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

In order to attend the EGSM, the Shareholders must send to the Company an access request, accompanied by the following documents, pursuant to Section 126 of the Brazilian Corporate Law and as further detailed in the Shareholder’s Manual: (i) valid ID document of the shareholder or representative; (ii) statement issued by the depositary financial institution of the book entry shares or in shares in custody of such shareholder; (iii) documents confirming the powers of the legal representative of the legal entity shareholder of the manager or trustee with regards to investment funds; and (iv) power of attorney, duly valid pursuant to applicable law, in the event of representation of the shareholder by an attorney-in-fact.

The access request and documents listed above shall be sent to the Company by 11:00 a.m. of September 27, 2022, via e-mail, to the electronic address ri@suzano.com.br, with copy to societario@suzano.com.br.

Notwithstanding the possibility of attendance in the EGSM electronically, the Company recommends that the Shareholders exercise their voting rights by means of distance voting ballots. In this case, by September 22, 2022 (including such date), shareholders must send their voting instructions, delivering their respective distance voting ballots: (i) to the Company’s bookkeeping agent; (ii) to their respective custody agents, with regards to shareholders owning shares held in central securities depositories; or (iii) directly to the Company, in accordance with the provisions set forth in CVM Resolution No. 81/22 and the procedures described in the distance voting ballots made available by the Company.

Guidelines concerning the attendance and voting procedures applicable to the EGSM, as well as other instructions related to the EGSM, are detailed in the Shareholder’s Manual.

São Paulo, September 29, 2022.

David Feffer

Chairman of the Board of Directors